Filed pursuant to 424(b)(3)
Registration #333-103799

SUPPLEMENT NO. 46
DATED DECEMBER 29, 2004
TO THE PROSPECTUS DATED SEPTEMBER 15, 2003
OF INLAND WESTERN RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 46 to you in order to supplement our prospectus. This supplement updates information in the " Compensation Table", Management", "Principal Stockholders", "Real Property Investments", "Shares Eligible For Future Sale", and "Plan of Distribution" sections of our prospectus. This Supplement No. 46 supplements, modifies or supersedes certain information contained in our prospectus, Supplement No. 45 dated December 21, 2004, and Supplement No. 44 dated December 16, 2004, (Supplement No. 44 superseded certain information contained in our prospectus and prior supplements dated between October 23, 2003 and December 16, 2004), and must be read in conjunction with our prospectus.

Compensation Table

The discussion under this section "Compensation to officers and directors" on the Director fees, which starts on page 45 of our prospectus, should read as follows:

Type of compensation and recipient	Method of compensation	Estimated maximum dollar amount
Director fees

Independent directors receive an annual fee of $5,000 (increasing to $10,000 effective October 1, 2004) and a fee of $500 for attending each meeting of the board or one of its committees (excluding the audit committee) in person and $350 for attending a meeting via the telephone. Effective December 1, 2004, we pay our audit committee members $750 for each in person audit committee meeting and $500 for each audit committee meeting attended by telephone. Our officers who are also our directors do not receive director fees.

We will pay the five independent directors $25,000 in the aggregate (increasing to $50,000 effective October 1, 2004), plus fees for attending meetings. The actual amounts to be received for future meetings depends upon the number of meetings and their attendance and, therefore, cannot be determined at the present time.

Management

Our Directors and Executive Officers

The biographies included in this subsection, which starts on page 68 of our prospectus, is superceded in the entirety and replaced by the following:

Kenneth H. Beard has been one of our independent directors since our inception on March 5, 2003. He is president and chief executive officer of Midwest Mechanical Group, formerly known as Exelon Services Mechanical Group/Chicago, a mechanical/electrical construction and service company he sold to Exelon Corporation, a New York Stock Exchange listed company, in 1999 and repurchased in February 2004. From 1999-2002 he was president and chief executive officer of Exelon Services, a subsidiary of Exelon Corporation, where he had responsibility for financial performance including being accountable for creating business strategy, growing the business through acquisition, integrating acquired companies and developing infrastructure for the combined acquired businesses. Prior to that position, from 1974 to 1999, Mr. Beard was the founder, president and chief executive officer of Midwest Mechanical, Inc., a heating, ventilation and air conditioning company providing innovative and cost effective construction services and solutions for commercial, industrial, and institutional facilities. From 1964 to 1974, Mr. Beard was employed by The Trane Company, a manufacturer of heating, ventilating and air conditioning equipment having positions in sales, sales management and general management.

Paul R. Gauvreau is the retired chief financial officer, financial vice president and treasurer of Pittway Corporation, New York Stock exchange listed manufacturer and distributor of professional burglar and fire alarm systems and equipment from 1966 until its sale to Honeywell, Inc. in 2001. He was president of Pittway's non-operating real estate and leasing subsidiaries through 2001. He was a financial consultant to Honeywell, Inc.; Genesis Cable, L.L.C.; ADUSA, Inc. He was a director and audit committee member of Cylink Corporation, a Nasdaq Stock Market listed manufacturer of voice and data security products from 1998 until its merger with Safenet, Inc. in February 2003. Prior to 1995, he was a director and acting chief financial officer instrumental in 1996 Cylink initial public offering.

Mr. Gauvreau holds a MBA from the University of Chicago and a BSC from Loyola University of Chicago. He is on the Board of Trustees and vice chairman of the Finance Committee of Benedictine University, Lisle, Illinois; a member of the Board of Trustees and chairman of the Advancement Committee of the Chaddick Institute of DePaul University, Chicago, Illinois; and a member of the board of directors and vice president of the Children's Brittle Bone Foundation, Pleasant Prairie, Wisconsin.

Compensation of Directors and Officers

The discussion included in this subsection, which starts on page 71 of our prospectus, is superceded in the entirety and replaced by the following:

We pay our independent directors an annual fee of $5,000 (increased to $10,000 effective October 1, 2004) plus $500 for each in person meeting, and $350 for each meeting of the board or a committee (excluding the audit committee) of the board attended by telephone, and reimbursement of their out-of-pocket expenses incurred. Effective December 1, 2004, we pay our audit committee members $750 for each in personal audit committee meeting and $500 for each audit committee meeting attended by telephone. Our two other directors, Robert D. Parks and Brenda G. Gujral, do not receive any fees or other remuneration for serving as directors.

Inland Securities Corporation

The discussion under this section which starts on page 80 of our prospectus is modified and supplemented by the following information:

Sandra L. Perion (age 47) joined Inland in 1994 as an Administrative Assistant to the Senior Vice President of Inland Real Estate Investment Corporation. Mrs. Perion's responsibilities included expense accounts, time and attendance reports, supervising file room clerk, furniture and supply orders, shareholder correspondence, arranging board of directors and annual shareholder meetings, proxy tabulation and scheduling seminars and classes for employees. In 2002, Mrs. Perion was promoted to administrator of Inland Securities Corporation, where she became responsible for securities industry registration, compliance procedures and maintaining corporation and shareholder records, and in 2003 she was promoted to Assistant Vice President of Inland Securities Corporation. Mrs. Perion holds Series 7, 24 and 63 licenses from the National Association of Securities Dealers.

Principal Stockholders

The table under this section, which starts on page 85 of our prospectus, is modified and supplemented by the following information:

The following table provides information as of December 23, 2004 regarding the number and percentage of shares beneficially owned by each director, each executive officer, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of our outstanding shares. As of December 23, 2004, no stockholder beneficially owned more than 5% of our outstanding shares. As of December 23, 2004, we had approximately 60,000 stockholders of record and approximately 213,264,808 shares of common stock outstanding. Beneficial ownership includes outstanding shares and shares which are not outstanding that any person has the right to acquire within 60 days after the date of this table. However, any such shares which are not outstanding are not deemed to be outstanding for the purpose of computing the percentage of outstanding shares beneficially owned by any other person. Except as indicated, the persons named in the table have sole voting and investing power with respect to all shares beneficially owned by them.

Beneficial Owner	Number of shares beneficially owned	Percent of class
Robert D. Parks	98,100.9094 (1)	*
Roberta S. Matlin	176.8117	*
Scott W. Wilton	0	0
Steven P. Grimes	0	0
Lori A. Foust	0	0
Brenda G. Gujral	0	0
Frank A. Catalano, Jr.	2,000 (2)	*
Kenneth H. Beard	52,000 (2)	*
Paul R. Gauvreau	113,731.8436 (2)	*
Gerald M. Gorski	4,002.0800 (2)	*
Barbara A. Murphy	2,000 (2)	*
All directors and executive officers as a group (12 persons)	272,011.6447 (1)	*

_________________________

*Less than 1%

(1) Includes 20,000 shares owned by our business manager/advisor. Our business manager/advisor is a wholly-owned subsidiary of our sponsor, which is an affiliate of The Inland Group. Mr. Parks is a control person of The Inland Group and disclaims beneficial ownership of these shares owned by our business manager/advisor.

(2) Includes 2,000 shares issuable upon exercise of options granted to each independent director under our independent director stock option plan, to the extent that such options are currently exercisable or will become exercisable within 60 days after the date of this table.

Real Property Investments

The discussion under this section, which starts on page 98 of our prospectus, is modified and supplemented by the following information regarding properties we have acquired or intend to acquire.

McAllen Shopping Center, McAllen, Texas

On December 23, 2004, we purchased a newly constructed shopping center known as McAllen Shopping Center, containing 17,625 gross leasable square feet. The center is located at 10th Street and Trenton Road in McAllen, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $4,150,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $235 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Three tenants, Payless Shoesource, RadioShack, and Hollywood Video each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Payless Shoesource	2,800	16	18.25	08/03	07/08

RadioShack	2,500	14	19.00	11/04	03/09

Hollywood Video	6,282	36	18.50	11/03	10/13

For federal income tax purposes, the depreciable basis in this property will be approximately $3,113,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

McAllen Shopping Center was built during 2003 and 2004. As of December 1, 2004, this property was 100% occupied by seven tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Dr. Fiona Kolia, Optometrist	1,736	01/08	33,860	19.50
Classic Cleaners	1,400	07/08	26,600	19.00
Payless Shoesource	2,800	07/08	51,100	18.25
RadioShack	2,500	03/09	47,500	19.00
Sally Beauty Supply	1,500	04/09	33,750	22.50
Just a Cut	1,407	01/13	25,326	18.00
Hollywood Video	6,282	10/13	116,217	18.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Coram Plaza, Coram, New York

On December 23, 2004, we purchased a portion of a shopping center, known as Coram Plaza. This transaction is comprised of 144,181 gross leasable square feet. The center is located at 264 Middle County Road in Coram, New York.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $37,737,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $262 per square foot of leasable space.

We purchased this property with our own funds and by assuming the existing mortgage debt on the property. The outstanding balance on the mortgage debt at the date of acquisition was $20,760,000. This loan requires monthly principal and interest payments based on the greater of LIBOR plus 2.25% or 4.75% per annum. The loan matures in June 2005.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

One tenant, Stop & Shop, leases more than 10% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Stop & Shop	66,194	46	23.91	06/03	06/28

For federal income tax purposes, the depreciable basis in this property will be approximately $28,303,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Coram Plaza was built in the 1950's with a complete renovation and expansion during 2004. As of December 1, 2004, this property was 92% occupied, with a total 132,484 square feet leased to 22 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Longwood Sports Association	4,000	02/05	68,068	17.02
Plaza Deli	1,440	04/05	27,408	19.03
Family Dollar Stores	8,000	12/05	79,164	8.77
Subway	1,320	08/06	23,557	17.84
Aqua Hut	3,300	11/06	50,496	15.30
RFK Mattress & Furniture Depot	7,500	08/07	97,500	13.00
G&M Family Card & Gifts	2,000	09/07	34,608	17.30
Blockbuster Video	3,017	09/07	45,255	15.00
Bridgestone/Firestone	7,398	02/08	25,500	3.45
H&R Block	975	04/09	20,475	21.00
Middle County Cleaners	1,080	11/09	30,000	27.78
Bella Roma Pizza	3,260	08/10	60,168	18.46
Joyce Leslie	8,000	08/10	128,000	16.00
Tan City	1,080	11/10	20,045	18.56
Joanne Michaels Beauty Supply	1,500	03/12	29,964	19.98
Path Liquors	2,500	05/12	59,784	23.91
Magic Tips	1,350	11/12	22,464	16.64
Dunkin Donuts	1,500	10/13	42,000	28.00
Wireless Zone/Satellite World of Selden	3,100	10/14	46,500	15.00
Homes 4-Sale Realty	2,800	11/14	60,000	21.43
Ming Kong Cheung Restaurant	1,170	12/19	30,420	26.00
Stop & Shop	66,194	06/28	1,583,000	23.91

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

23rd Street Plaza, Panama City, Florida

On December 23, 2004, we purchased an existing shopping center known as 23rd Street Plaza, containing 53,367 of gross leasable square feet. The center is located at 23rd Street and State Road 77 in Panama City, Florida.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $7,257,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $136 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Bed, Bath & Beyond and Ross Dress for Less, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate	% of Total	Per Square
	GLA Leased	Phase I	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Bed, Bath & Beyond	20,570	39	10.50	02/03	01/13

Ross Dress for Less	30,122	56	9.75	04/03	03/13

For federal income tax purposes, the depreciable basis in this property will be approximately $5,443,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

23rd Street Plaza was built in 2003. As of December 1, 2004, this property was 95% occupied, with a total of 50,692 square feet leased to two tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Bed, Bath & Beyond	20,570	01/13	215,985	10.50
Ross Dress for Less	30,122	03/13	293,690	9.75

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Henry Town Center, McDonough, Georgia

On December 23, 2004 , we purchased 444,296 of gross leasable square feet (which includes 63,354 square feet of ground lease space) of a 722,244 square foot shopping center known as Henry Town Center. The center is located at I-75 and Jonesboro Road in McDonough, Georgia.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $62,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $140 per square foot of leasable space.

We purchased this property with our own funds and by assuming the existing mortgage debt of the property. The outstanding balance on the mortgage debt at the date of acquisition was $35,814,616. This loan requires monthly principal and interest payments based on a fixed interest rate of 5.42% per annum. The loan matures in January 2013.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, BJ's Wholesale Club and Belk, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate	% of Total	Per Square
	GLA Leased	Phase I	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

BJ's Wholesale Club	115,396	26	9.00	05/02	05/22

Belk (ground lease)	58,267	13	N/A	06/02	07/22

For federal income tax purposes, the depreciable basis in this property will be approximately $46,500,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

The portion of Henry Town Center which we purchased was built in 2002. As of December 1, 2004, the property was 100% occupied by 42 tenants and two ground lease tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Friedman's Jewelers	2,386	07/05	42,948	18.00
Cellular Depot	1,155	07/05	24,925	21.58
Water Sports South	1,200	01/06	21,600	18.00
H & R Block	1,986	05/07	34,755	17.50
Famous Footwear	10,000	07/07	145,000	14.50
Sally Beauty Supply	1,400	07/07	27,300	19.50
GNC	1,200	07/07	24,000	20.00
Oreck Home Care	1,600	07/07	27,200	17.00
Hibbett Sporting Goods	5,000	08/07	75,000	15.00
Fantastic Sam's	1,600	08/07	30,400	19.00
Motherhood Maternity	1,600	08/07	38,000	23.75
Dollar Exclusive	3,200	09/07	54,400	17.00
Dessert Factory	1,200	09/07	21,600	18.00
Nails & Tan	1,200	09/07	20,400	17.00
EB Games	1,600	09/07	28,800	18.00
Subway Real Estate	1,600	10/07	32,960	20.60
Hong Kong Cafe	1,400	10/07	23,800	17.00
Orthodontic Centers	3,235	11/07	58,230	18.00
Dress Barn	7,200	12/07	86,400	12.00
The School Box	4,800	12/07	72,000	15.00
Planet Beach Real Estate	1,200	12/07	22,200	18.50
Scrap Happy	3,000	12/07	51,000	17.00
Mattress King	4,685	12/07	81,987	17.50
Liberty Mutual Insurance	1,400	01/08	24,500	17.50
RadioShack	2,786	02/08	44,576	16.00
Gloria's Hallmark	4,500	02/08	72,000	16.00
Lane Bryant	4,800	03/08	79,200	16.50
Gecko Grill	1,600	03/08	27,200	17.00
Serenity Spa & Salon	2,400	04/08	40,800	17.00
Michael's	23,754	02/12	237,540	10.00
Marshalls	30,000	05/12	226,500	7.55
Longhorn (ground lease)	5,087	06/12	81,500	N/A
Payless Shoesource	2,800	06/12	54,404	19.43
Pier 1 Imports	10,000	08/12	155,000	15.50
Staples	24,229	08/12	230,175	9.50
Woody's Bar B Que	5,080	08/12	87,478	17.22
Cici's Pizza	4,200	09/12	67,200	16.00
Ross Dress for Less	30,187	01/13	324,510	10.75
Bath & Body Works	3,000	01/13	59,700	19.90
Books-A-Million	12,510	01/13	125,100	10.00
Bed, Bath & Beyond	19,978	01/13	214,764	10.75
PETsMART	18,875	08/17	202,906	10.75
BJ's Wholesale Club	115,396	05/22	1,038,564	9.00
Belk (ground lease)	58,267	07/22	203,934	N/A

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Southlake Town Square, Southlake, Texas

On December 22, 2004, we purchased a portion of an existing shopping center known as Southlake Town Square, containing 471,324 gross leasable square feet. The center is located at North Carroll Avenue and East Southlake Boulevard in Southlake, Texas.

We purchased this property from an unaffiliated third party. Our total acquisition cost was approximately $142,917,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost was approximately $303 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

There are no tenants that lease more than 10% of the total gross leasable area of the property.

For federal income tax purposes, the depreciable basis in this property will be approximately $107,188,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Southlake Town Square built between 1998 through 2004. As of December 1, 2004, this property was 96% occupied, with a total 450,595 square feet leased to 152 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

The Paper Closet	105	Month-to-Month	2,625	25.00
The Langley Holding Company	570	Month-to-Month	9,396	16.48
Brownstones	814	Month-to-Month	9,768	12.00
Coldwell Bankers	2,522	Month-to-Month	34,420	13.65
Cooper & Stebbins	5,212	Month-to-Month	83,392	16.00
Bradley, Luce & Bradley	3,154	Month-to-Month	47,310	15.00
Standerfer Law Firm	791	Month-to-Month	13,570	17.16
Lifeguard	619	Month-to-Month	10,616	17.15
Lyons, Butler & Pesserillo	1,286	Month-to-Month	23,148	18.00
House of Representatives	589	01/05	9,768	16.58
Vicki Truitt	193	01/05	4,176	21.64
Benefit Architects	2,098	02/05	35,666	17.00
Michael Bryan	2,326	02/05	38,379	16.50
Audra D. Boxma, PA	516	02/05	10,320	20.00
Charles Schwab	1,764	03/05	29,106	16.50
Newell Rubbermaid	2,110	03/05	40,090	19.00
Countrywide Home Loans	2,599	05/05	44,183	17.00
Heinen & Associates	1,150	05/05	18,975	16.50
Dr. Angela Bowers	2,868	06/05	46,376	16.17
Dr. Mary Wyant	936	07/05	14,976	16.00
Century 21	2,825	07/05	50,844	18.00
Exar	563	08/05	9,370	16.64
General Mills	1,725	08/05	29,325	17.00
Main Street Financial	2,589	10/05	49,191	19.00
Dallas Morning News	4,148	10/05	66,368	16.00
Town Square Mortgage	1,464	12/05	19,560	13.36
Johnson, Rooney, Welch	675	12/05	13,650	20.22
Storehouse	8,800	12/05	176,000	20.00
Gingiss Formal Wear	1,000	12/05	22,000	22.00
Cingular Wireless	1,495	12/05	32,890	22.00
Stride Rite Children's Group	1,495	01/06	29,900	20.00
Lifeguard	2,227	01/06	34,730	15.59
Insight Equity Holdings	4,568	01/06	70,298	15.39
Lifeguard	4,515	01/06	34,050	7.54
KTL Industries	1,857	01/06	19,430	10.46
GSCS	2,328	01/06	26,720	11.48
Sandella's Café	1,493	02/06	32,846	22.00
Southlake Dance Academy	3,840	03/06	60,096	15.65
REB Photo Lab	1,764	03/06	38,808	22.00
Olivia Bennett	1,985	04/06	30,000	15.11
Sunshine Glaze	1,400	05/06	21,200	15.14
Natural Healing Center	541	05/06	8,115	15.00
The Market	7,086	06/06	155,892	22.00
Dr. Steven J. Fugua	1,986	07/06	29,790	15.00
Feet Feet	1,454	07/06	24,718	17.00
Just For Kids	2,321	08/06	40,617	17.50
Segal Enterprises	1,200	09/06	24,000	20.00
Taylor G	1,654	10/06	52,928	32.00
Jennifer Gray	1,075	11/06	15,650	14.56
Johnson & Johnson	881	11/06	16,739	19.00
Paws and Claws	143	12/06	4,290	30.00
Riding High	2,480	02/07	76,880	31.00
Dr. Todd White	1,720	02/07	29,240	17.00
Terrace Day Spa (Office)	3,403	02/07	49,888	14.66
Terrace Day Spa (Expansion)	1,568	02/07	25,088	16.00
Banana Republic	7,000	03/07	133,280	19.04
Gap	5,880	03/07	111,955	19.04
Gap Kids	3,819	03/07	72,714	19.04
Milwaukee Joe's	636	03/07	22,260	35.00
James Avery	2,491	04/07	74,730	30.00
Rattikin Title Group	3,992	04/07	62,080	15.55
Sylvan Learning Center	2,780	05/07	44,841	16.13
Stifel, Nicolas & Co.	3,415	05/07	61,470	18.00
Keller Williams Realty	2,576	05/07	37,627	14.61
Hometrust Mortgage	2,849	06/07	34,188	12.00
Gregory Taylor	3,077	07/07	61,540	20.00
Swedish Match	1,371	07/07	21,251	15.50
Ortho-Alliance	3,033	09/07	51,561	17.00
Eyes Nouveau	2,470	08/07	74,100	30.00
The Mother's Place	1,475	09/07	43,512	29.50
Any Occasion Gifts	1,338	11/07	38,802	29.00
Of the Vine	2,429	11/07	72,870	30.00
Barse Retail	1,458	11/07	36,450	25.00
Mail & Copy Shoppe	1,600	12/07	25,600	16.00
Po Melvin's	6,740	01/08	101,100	15.00
The Paper Closet	858	01/08	24,882	29.00
Harken Energy Corporation	4,062	04/08	66,763	16.44
Stylette dba Glass Slipper	750	06/08	22,500	30.00
Kidztime	1,791	08/08	26,865	15.00
Three Feet	2,134	10/08	53,350	25.00
Educational Tech	1,459	12/08	14,855	10.18
Williams-Sonoma Storage	500	01/09	5,450	10.90
Gymboree	2,077	01/09	57,117	27.50
Williams-Sonoma	4,500	01/09	122,625	27.25
Kobe Steakhouse	5,128	02/09	148,712	29.00
Texas Nations	2,427	02/09	38,832	16.00
Pearlstone Energy-M Young	1,067	03/09	14,943	14.00
Southtrust Mortgage	3,033	03/09	48,528	16.00
Magic Moon	2,329	03/09	65,212	28.00
Animal Crackers	1,491	03/09	41,748	28.00
Corner Bakery	4,223	03/09	117,188	27.75
Bombay Company	4,131	03/09	107,406	26.00
Chico's	2,013	03/09	46,299	23.00
Jamba Juice	919	03/09	28,029	30.50
Vignettes	3,306	03/09	92,568	28.00
Victoria's Secret	4,607	03/09	105,961	23.00
Bath & Body Works	3,213	03/09	73,899	23.00
Farmers Insurance	462	03/09	7,041	15.24
American Express	1,350	04/09	44,550	33.00
Sweet & Sassy	3,061	04/09	65,811	21.50
Francesca's	1,919	04/09	57,570	30.00
Starbucks	1,867	05/09	52,276	28.00
Collins Industries	2,125	05/09	31,875	15.00
Viking Office Products (Office Depot)	16,530	05/09	252,909	15.30
BA Framer	1,987	05/09	49,675	25.00
X's & O's	4,100	05/09	123,000	30.00
Edward Jones	697	05/09	11,152	16.00
Prizm Development	1,659	06/09	26,544	16.00
Rockfish	2,651	06/09	75,819	28.60
Mi Cocina	5,206	06/09	135,356	26.00
Lover's Eggroll	2,138	06/09	56,657	26.50
Sprint	2,639	07/09	87,087	33.00
Dr. Scott Kasden	2,875	07/09	46,000	316.00
Larsen & King	1,470	08/09	15,597	10.61
Board Room	2,082	08/09	62,460	30.00
Young Nim Cho	435	09/09	15,660	36.00
Terrace Day Spa & Salon	1,179	10/09	30,250	25.66
Abemathy	817	10/09	10,552	12.92
Pottery Barn	7,989	01/10	194,835	24.39
Pottery Barn (2nd Floor Storage)	3,106
Eddie Bauer	6,440	01/10	127,963	19.87
Ann Taylor	4,252	01/10	106,300	25.00
Thai Chili	2,359	04/10	63,693	27.00
Crate & Barrel (BS-1)	5,517	10/10	67,629	12.26
Origins	1,140	10/10	45,600	40.00
Talbots Petites and Kids	6,528	12/10	188,500	28.88
L'Occitane	773	01/11	34,785	45.00
Crate & Barrel	10,215	01/11	137,698	13.48
Crate & Barrel (BS-2)	217	01/11	4,580	21.11
Talbots	4,398	01/11	114,348	26.00
Harold's	5,462	03/11	164,406	30.10
Harold's (Office)	669	03/11	9,366	14.00
Salomon Smith Barney	9,393	08/11	150,288	16.00
Larry North Total Fitness	10,896	08/11	159,900	14.68
Trees of the Field	2,472	09/11	54,384	22.00
Joseph A. Bank	5,131	01/12	148,799	29.00
The Container Store	23,796	02/12	431,568	18.00
Village Jewelers	2,277	03/12	75,141	33.00
Just Add Water	2,046	03/12	62,403	30.50
Village Jewelers	2,337	03/12	70,110	30.00
LC Footwear	1,914	06/12	57,420	30.00
FNB of Wichita Falls	3,456	07/12	103,680	30.00
American Eagle	5,250	11/12	136,500	26.00
Blue Mesa	3,000	09/13	87,000	29.00
Pei Wei	3,000	10/13	78,000	26.00
Lane Bryant	5,069	10/13	145,000	28.61
D'Hierro	4,000	10/13	84,000	21.00
Café Express	5,643	11/13	153,772	27.25
Oshkosh B'Gosh Retail	5,162	03/14	154,860	30.00
Fidelity	4,050	05/14	113,400	28.00
Villaroy and Bach	623	11/14	9,968	16.00
Sharper Image	5,829	01/15	156,000	26.76

Potential Property Acquisitions

We are currently considering acquiring the properties listed below. Our decision to acquire these properties will generally depend upon:

  no material adverse change occurring relating to the properties, the tenants or in the local economic conditions;
  our receipts of sufficient net proceeds from this offering and financing proceeds to make these acquisition; and
  our receipt of satisfactory due diligence information including appraisals, environmental reports and lease information.

Other properties may be identified in the future that we may acquire before or instead of these properties. We cannot guarantee that we will complete these acquisitions.

In evaluating these properties as potential acquisitions and determining the appropriate amount of consideration to be paid for each property, we have considered a variety of factors including, overall valuation of net rental income, location, demographics, quality of tenant, length of lease, price per square foot, occupancy and the fact that overall rental rate at the shopping center is comparable to market rates. We believe that these properties are well located, have acceptable roadway access, are well maintained and have been professionally managed. These properties will be subject to competition from similar shopping centers within their market area, and their economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to our decision to acquire these properties.

Midtown Center, Milwaukee, Wisconsin

We anticipate purchasing an existing shopping center known as Midtown Center, containing 319,108 gross leasable square feet including an 11-acre parcel of land for future development. The center is located at North 60th Street and Capital Drive in Milwaukee, Wisconsin.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $53,000,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $166 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Wal-Mart and Pick 'N Save, each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Wal-Mart	157,793	49	9.04	08/02	09/22

Pick 'N Save	53,460	17	7.80	10/02	12/22

For federal income tax purposes, the depreciable basis in this property will be approximately $39,750,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Midtown Center was built in 1987 and during 2002 to 2004. As of December 1, 2004, this property was 98% occupied, with a total 312,504 square feet leased to 24 tenants. The following table sets forth certain information with respect to those leases:

	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

City Sports	3,565	08/07	68,078	19.10
Lady City Sports	2,183	08/07	41,687	19.10
Golden Ark Jewelers	1,031	08/07	19,680	19.09
Bridgestone/Firestone	8,100	01/08	46,200	5.70
Milwaukee Police Substation	1,250	01/08	N/A	N/A
Cousins Subs	1,710	04/08	29,925	17.50
Liberty Tax Service	1,177	04/08	21,822	18.54
Rainbow Apparel	4,891	01/09	90,679	18.54
Consolidated Vision	3,320	03/09	59,744	18.00
Payless Shoesource	2,922	08/09	46,752	16.00
Foot Locker	4,725	01/12	118,125	25.00
Kid's Foot Locker	3,150	01/12	78,750	25.00
Rainbow Womens	10,000	01/13	150,000	15.00
T-Mobile	1,705	03/13	31,542	18.50
Starbucks	1,500	09/13	64,350	42.90
Concordia University	6,635	05/14	79,620	12.00
GameStop	2,112	07/14	46,464	22.00
A.J. Wright	25,001	11/14	248,000	9.92
Ashley Stewart	3,800	11/14	68,400	18.00
Culvers	4,991	11/18	75,000	15.03
Applebee's	5,162	03/19	118,003	22.86
Pizza Hut	2,321	09/19	64,802	27.92
Wal-Mart	157,793	09/22	1,426,449	9.04
Pick 'N Save	53,460	12/22	416,988	7.80

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Newnan Crossing, Newnan, Georgia

We anticipate purchasing another portion of a newly constructed shopping center known as Newnan Crossing Phase II, containing 90,960 gross leasable square feet (which includes 30,000 square feet of ground lease space). The center is located at 591 Bullsboro Drive in Newnan, Georgia

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $13,241,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $146 per square foot of leasable space.

We anticipate purchasing this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Babies R Us (Ground Lease), and HH Gregg each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Babies R. Us (ground lease)	30,000	33	5.50	12/04	01/15

HH Gregg	30,000	33	9.50	10/04	10/19

For federal income tax purposes, the depreciable basis in this property will be approximately $9,931,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Newnan Crossing II was newly constructed during 2004. This property is currently leasing up the remaining vacancies and certain tenants are in negotiations for retail space within the shopping center. As of December 1, 2004, this property was 80% occupied, with a total 72,600 square feet leased to five tenants and one ground lease. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Norwalk	5,000	10/09	90,000	18.00
Curves for Women	1,600	10/09	28,800	18.00
The Original Mattress Factory	3,000	11/09	54,750	18.25
Mama Fu's Asian House	3,000	11/14	66,000	22.00
Babies R Us (ground lease)	30,000	11/14	172,500	N/A
HH Gregg	30,000	10/19	285,000	9.50

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Four Peaks Plaza, Fountain Hills, Arizona

We anticipate purchasing 140,571 gross leasable square feet of a 305,827 square foot newly constructed shopping center known as Four Peaks Plaza. The center is located on Shea Boulevard and Saguaro Boulevard in Fountain Hills, Arizona.

We anticipate purchasing this property from an unaffiliated third party. Our total acquisition cost is expected to be approximately $31,040,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is expected to be approximately $221 per square foot of leasable space.

We intend to purchase this property with our own funds. However, we expect to place financing on the property at a later date.

We do not intend to make significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Two tenants, Ross Dress for Less and Dollar Tree, each lease more than 10% of the total gross leasable area of the portion of the property we are purchasing. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Ross Dress for Less	30,187	21	10.00	01/04	01/15

Dollar Tree *	20,062	14	7.25	01/05	05/12

* This table currently reflects the estimated lease term for this tenant.

For federal income tax purposes, the depreciable basis in this property will be approximately $23,280,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Four Peaks Plaza was built in 2004. As of December 1, 2004, the portion of the property we are purchasing was 87% occupied, with a total 121,998 square feet leased to 21 tenants. The following table sets forth certain information with respect to those leases:
	Approximate GLA Leased		Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Rent ($)	Per Annum ($)

Famous Footwear	8,000	10/07	134,800	16.85
Sleep America	4,500	10/07	112,500	25.00
Nextel Communications	1,800	11/07	53,469	29.71
PostNet	1,050	11/07	30,450	29.00
CG Bike	1,600	12/07	39,200	24.50
Alison Nails	1,115	02/08	28,711	25.75
Cost Cutters	1,190	02/08	30,940	26.00
Hi-Health	5,000	06/08	130,000	26.00
Swing It Again	2,100	11/08	54,075	25.75
Subway	1,453	02/09	40,684	28.00
Sally Beauty Supply	1,400	06/09	36,400	26.00
Data Doctors	1,120	12/09	28,000	25.00
Planet Beach	1,680	01/10	40,320	24.00
MCO Realty	2,800	02/10	67,200	24.00
Dollar Tree	20,062	05/12	145,450	7.25
Pier 1 Imports	9,340	02/13	158,780	17.00
Streets of New York	2,500	01/14	65,000	26.00
Hollywood Video	6,333	03/14	151,992	24.00
PETCO	12,300	05/14	166,788	13.56
Ross Dress for Less	30,187	01/15	301,870	10.00
Checker Auto	6,468	04/19	122,892	19.00

In general, each tenant will pay its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants may provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Shares Eligible For Future Sale

Independent Director Stock Option Plan

The discussion included in this subsection, which starts on page 121 our prospectus, is superceded in the entirety and replaced by the following:

We have established an independent director stock option plan for the purpose of attracting and retaining independent directors. See "Management-Independent Director Stock Option Plan." We have issued in the aggregate options to purchase 17,500 shares of our common stock to our independent directors, at the exercise price of $8.95 per share. One-third of the shares will be exercisable upon their grant. An additional 63,500 shares will be available for future option grants under the independent director stock option plan. See "Management-Independent Director Stock Option Plan" for additional information regarding the independent director stock option plan. Rule 701 under the Securities Act provides that common stock acquired on the exercise of outstanding options by affiliates may be resold by them subject to all provisions of Rule 144 except its one-year minimum holding period. We intend to register the common stock to be issued under the independent director stock option plan in a registration statement or statements on SEC Form S-8 or other appropriate form.

Plan of Distribution

The following new subsection is inserted at the end of this section on page 148 of our prospectus.

Update

The following table updates shares sold in our offering as of December 23, 2004:
		Gross	Commission and fees	Net
	Shares	proceeds ($)	($) (1)	proceeds ($)

From our advisor	20,000	200,000	-	200,000

Our offering dated September 15, 2003:	209,963,001	2,099,550,023	218,994,237	1,880,555,786

Our second offering dated December 21, 2004	-	-	-	-

Shares sold pursuant to our distribution reinvestment program	3,079,019	29,250,678	-	29,250,678

Shares repurchased pursuant to our share repurchase program	(15,709)	(145,317)	-	(145,317)

	213,046,311	2,128,855,384	218,994,237	1,909,861,147

(1) Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.